Exhibit 99.5
Peru Copper Inc.
(an exploration stage company)
Interim Consolidated Financial Statements
March 31, 2006
(Unaudited)
(expressed in U.S. dollars)

Peru Copper Inc.
(an exploration stage company)
Interim Consolidated Balance Sheets

Unaudited
(expressed in U.S. dollars)

	March 31,	December 31,
	2006	2005
	$	$
Assets

Current assets
Cash and cash equivalents	63,452,944	26,677,452
Restricted cash (note 3)	2,000,000	2,000,000
Prepaid expenses and advances	84,263	89,753

	65,537,207	28,767,205

Deposit on an option agreement (note 4)	500,000	—

Loans receivable (note 5)	3,182,954	1,377,754

Property, plant and equipment - net of depreciation of $97,963 (December 31, 2005 - $79,871)	462,640	372,351

Exploration properties (note 3)	33,094,060	29,989,772

	102,776,861	60,507,082

Liabilities

Current liabilities
Accounts payable and accrued liabilities	3,021,991	916,298
Due to related parties (note 6)	194,467	115,418

	3,216,458	1,031,716

Shareholders’ Equity

Share capital (note 7)
Authorized
Unlimited with no par value

Issued and outstanding
118,009,844 (December 31, 2005 – 97,741,744) common shares	100,472,728	59,894,867

Contributed surplus	3,818,745	3,323,299

Deficit	(4,731,070)	(3,742,800)

	99,560,403	59,475,366

	102,776,861	60,507,082

Commitments (note 9)
Approved by the Board of Directors

(signed) David Lowell	Director	(signed) Charles Preble	Director
The accompanying notes form an integral part of these consolidated financial statements.

Peru Copper Inc.
(an exploration stage company)
Interim Consolidated Statements of Shareholders’ Equity

Unaudited
(expressed in U.S. dollars)

					Deficit
					accumulated
	Common	Warrants	Common		during the
	stock	and agent	stock	Contributed	exploration	Total
	shares	options	amount	surplus	stage	equity
			$	$	$	$
Shares issued for cash	1	—	1,187,562	—	—	1,187,562
Loss for the period	—	—	—	—	(43,741)	(43,741)

Balance – December 31, 2003	1	—	1,187,562	—	(43,741)	1,143,821

Cash call shareholder contribution	—	—	—	200,000	—	200,000
Acquisition of Peru Copper Inc.	50,299,999	—	(124,747)	65,810	—	(58,937)
Shares issued for cash	9,428,570	4,714,284	12,000,000	—	—	12,000,000
Shares issued on the Initial Public Offering (IPO) and over allotment	29,825,000	14,912,500	39,013,202	—	—	39,013,202
Over allotment of IPO	4,473,750	2,236,875	5,873,830	—	—	5,873,830
Share issuance costs	—	2,104,223	(5,115,407)	—	—	(5,115,407)
Stock-based compensation	—	—	—	1,568,345	—	1,568,345
Loss for the period	—	—	—	—	(277,288)	(277,288)

Balance – December 31, 2004	94,027,320	23,967,882	52,834,440	1,834,155	(321,029)	54,347,566

Shares issued for cash – Agent options exercised	200,000	(200,000)	280,000	—	—	280,000
Shares issued for cash – Warrants exercised	3,514,424	(3,514,424)	5,974,511	—	—	5,974,511
Warrants expired	—	(1,381)	—	—	—	—
Fair value of options exercised	—	—	117,410	(117,410)	—	—
Fair value of warrants exercised	—	—	688,506	(688,506)	—	—
Stock-based compensation	—	—	—	2,295,060	—	2,295,060
Loss for the period	—	—	—	—	(3,421,771)	(3,421,771)

Balance – December 31, 2005	97,741,744	20,252,077	59,894,867	3,323,299	(3,742,800)	59,475,366

Shares issued for cash – Agent options exercised	155,000	—	220,011	—	—	220,011
Shares issued for cash – Warrants exercised	20,113,100	(20,113,100)	40,226,200	—	—	40,226,200
Warrants expired	—	(8,084)	—	—	—	—
Fair value of options exercised	—	—	131,650	(131,650)	—	—
Fair value of warrants exercised	—	—	—	—	—	—
Stock-based compensation	—	—	—	627,096	—	627,096
Loss for the period	—	—	—	—	(988,270)	(988,270)

Balance – March 31, 2006	118,009,844	130,893	100,472,728	3,818,745	(4,731,070)	99,560,403

The accompanying notes form an integral part of these consolidated financial statements.

Peru Copper Inc.
(an exploration stage company)
Interim Consolidated Statements of Operations and Deficit

Unaudited
(expressed in U.S. dollars)

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2006	2005
	$	$
Interest income	286,237	245,373

Expenses
Stock-based compensation	489,570	358,158
Professional fees	396,123	163,219
Management fees and salaries	131,023	129,638
Listing and filing fees	204,277	17,335
Office	56,327	26,889
Shareholder information	50,163	7,343
Travel	23,041	16,380
Bank charges	11,905	333
Depreciation	882	450
U.S. registration	—	199,041
Foreign exchange loss (gain)	(88,804)	40,859

	1,274,507	959,645

Loss for the period	(988,270)	(714,272)

Deficit – Beginning of period	(3,742,800)	(321,029)

Deficit – End of period	(4,731,070)	(1,035,301)

Loss per share – basic and diluted	(0.01)	(0.01)

Weighted average number of shares outstanding	102,677,048	94,027,320

The accompanying notes form an integral part of these consolidated financial statements.

Peru Copper Inc.
(an exploration stage company)
Interim Consolidated Statements of Cash Flows

Unaudited
(expressed in U.S. dollars)

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2006	2005
	$	$
Cash flows from (used in) operating activities
Loss for the period	(988,270)	(714,272)
Items not affecting cash
Depreciation	882	450
Stock-based compensation	489,570	358,158
Change in non-cash working capital items
Prepaid expenses and advances	5,490	64,423
Accounts payable and accrued liabilities	2,105,693	(192,818)

	1,613,365	(484,059)

Cash flows from financing activities
Share capital issued for cash — net	40,446,211	—
Due to related parties	79,049	(161,123)

	40,525,260	(161,123)

Cash flows used in investing activities
Deposit on an option agreement	(500,000)	—
Loans receivable	(1,805,200)	—
Purchase of property, plant and equipment	(108,381)	(58,727)
Exploration properties	(2,949,552)	(3,087,806)

	(5,363,133)	(3,146,533)

Increase (decrease) in cash and cash equivalents	36,775,492	(3,791,715)

Cash and cash equivalents — Beginning of period	26,677,452	(40,707,328)

Cash and cash equivalents — End of period	63,452,944	36,915,613

Non-cash investing and financing activities
Exploration properties — Stock-based compensation	137,526	108,358

Exploration properties — Depreciation	17,210	9,182

The accompanying notes form an integral part of these consolidated financial statements.

Peru Copper Inc.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
March 31, 2006

Unaudited
(expressed in U.S. dollars)
1	Operations

Peru Copper Inc. (the “Company” or “PCI”) was incorporated on February 24, 2004 in Canada under the Canada Business Corporations Act.

The Company is engaged in the acquisition and exploration of potentially mineable deposits of copper in Peru. The Company through its subsidiary, Minera Peru Copper S.A. has an option to acquire certain mining concessions within the Morococha mining district in Peru.

As at March 31, 2006, the Company has no properties under development.

2	Significant accounting policies

These interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and follow the same accounting policies and methods of their application as the most recent annual financial statements.

These interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended 31 December 2005.

3	Exploration properties — Toromocho Project

	March 31,	December 31,
	2006	2005
	$	$
Balance — Beginning of period	29,989,772	12,756,598

Costs for the period:

Drilling	364,155	6,195,624
Salaries and consulting	991,495	3,591,827
Supplies and general	832,604	2,536,686
Value added tax	317,533	1,719,595
Assay sampling and testing	128,106	1,176,398
Royalty advance	—	1,000,000
Stock-based compensation	137,524	511,532
Acquisition and lease	288,161	336,760
Travel	27,500	111,605
Depreciation	17,210	53,147

Costs for the period	3,104,288	17,233,174

Balance — End of period	33,094,060	29,989,772

Peru Copper Inc.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
March 31, 2006

Unaudited
(expressed in U.S. dollars)
On June 10, 2003, the Company signed the Toromocho Option Agreement with Empresa Minera del Centro-del Peru S.A. (“Centromin”). Under this agreement, the Company has an option to acquire the mining concessions referred to as the Toromocho Project. This option has a duration of one year, with four renewable annual periods.

On June 10, 2005, the option was renewed for an additional year, and can be renewed for two additional annual periods.

Under the terms of the contract, the Company was required to invest in the project not less than $3,000,000 (completed) in the first two contract years. The commitments under the option agreement are as follows:

• $3 million in each of the third, fourth and fifth year (completed).

Through June 10, 2005 the Company completed $14.3 million of qualified expenditures under the option agreement, meeting its $12 million of expenditure obligations under the option contract.

Each year during the option exercise period, the Company must provide a letter of credit to Centromin in an amount equal to the minimum required expenditures for the following year reduced by certain amounts previously paid. The Company has provided a letter of credit in the amount of $2,000,000 in favour of Centromin in connection with the extension of the term of the option exercise period for a third year from June 11, 2005 to September 27, 2006. This letter of credit will be reduced to $500,000 as the Company has met its expenditure obligations under the Toromocho Option Agreement for the current option year.

Restricted cash of $2,000,000 has been provided as security for the letter of credit.

Under an addendum to the Toromocho Option Agreement, the Company contributed $1,000,000 to a fund to improve the economic and social conditions in the area influenced by the Toromocho Project. The Company paid a second payment of $1 million in September 2005, which is an advance against royalties.

In 2004, the Company acquired partial interests in ten concessions located near the Toromocho concessions. The Company has had legal challenges to four of these concessions. The Company believes that the concessions were validly purchased in accordance with applicable Peruvian law and is defending its position. The legal process is underway and may be expected to continue for several months. The four concessions that are subject to the lawsuit are not, in the opinion of the Company, material to its development of the Toromocho Project.

4	Deposit on an option agreement

On March 17, 2006, the Company signed an agreement, which will give it an option to acquire the Morococha mining concessions, surface areas and assets of Sociedad Minera Austria Duvaz S.A.C. (“Austria Duvaz”), a privately held Peruvian mining company. PCI has paid $500,000 and may pay an additional $500,000 for a six-month option period during which a due diligence review will be made of the Austria Duvaz assets and

Peru Copper Inc.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
March 31, 2006
Unaudited
(expressed in U.S. dollars)
liabilities. This second $500,000 is to be paid, provided that Austria Duvaz fulfills certain conditions during the due diligence review period. After the due diligence period, the Company will have the right, but not the obligation, to sign another option agreement to purchase all of the Austria Duvaz assets within a period of up to five years.
5	Loans receivable

On May 9, 2005, the Company entered into purchase agreements whereby it can acquire up to $9.6 million of loans receivable from various lender institutions in Peru for payments totalling $3.1 million. As of March 31, 2006, the Company has paid $1.3 million and accrued $1.8 million relating to the acquisition of these loans. The accrued payments are contingent upon certain judicial and bankruptcy proceedings in Peru. Austria Duvaz, the borrower of the purchased loans, owns mining concessions and surface rights adjacent to the Toromocho Project.

Subsequent to the acquisition of the loans, the Company filed an application to place Austria Duvaz into bankruptcy proceedings. On August 4, 2005, the bankruptcy agency ruled against the Company’s application. The Company has appealed the ruling and believes the ruling will be overturned. Additionally, on August 10, 2005, Austria Duvaz has filed an injunction against the Company from acquiring additional loans, in which it is seeking damages of $15.0 million. The Company believes that these claims made by Austria Duvaz are without merit and has filed an appeal to the injunction.

$1.0 million of the loans receivable acquired are secured by certain mining concessions in Peru. In February 2005 a court approved the foreclosure of the mortgage. However Austria Duvaz has appealed the decision.

All of the legal proceedings brought by the Company and Austria Duvaz will be suspended during the due diligence period. (Note 4)

Included in the loans receivable is $82,954 in legal fees paid to acquire the loans.

6	Related party transactions
a)	During the period ended March 31, 2006, the Company received consulting and management services from certain principal directors or companies controlled by a director in the amount of $311,840 (March 31, 2005 — $47,079).

b)	The amounts payable to related parties are due to directors of the Company for director fees. The amounts are non-interest bearing, due on demand and unsecured.
7	Share capital

The share capital of the Company is composed of an unlimited number of common and preferred shares. As at March 31, 2006, no preferred shares are issued and outstanding.

Peru Copper Inc.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
March 31, 2006

Unaudited
(expressed in U.S. dollars)
Share purchase options

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised no later than ten years from the date of grant or such lesser period as determined by the Company’s board of directors. The exercise price of an option must be determined in accordance with the share purchase option plan. The board of directors must determine the vesting period in accordance with the share purchase option plan. Details of the plan are as follows:

		Weighted
		average
	Number of	exercise price
	options	(in C$)	Expiry
Options outstanding at December 31, 2004	5,922,100	1.70

Year ended December 31, 2005
Granted	1,950,400	1.53	2010
Cancelled	(359,500)	1.69	2009

Options outstanding at December 31, 2005	7,513,000	1.65	2009

Granted	300,000	4.25	2011
Exercised	(155,000)	1.70	2009
Cancelled	(245,000)	1.66	2009

Options outstanding at March 31, 2006	7,413,000	1.76

The following table summarizes information about stock options outstanding to directors, officers, employees and consultants at March 31, 2006:

	Exercise
	price	Number	Number
Expiry date	$	outstanding	exercisable
February 24, 2009	US$1.40	1,020,000	816,000
June 29, 2009	US$1.40	330,000	198,000
October 6, 2009	C$1.65	3,368,400	1,347,360
November 24, 2009	C$1.56	600,000	240,000
February 8, 2010	C$1.26	300,000	120,000
May 5, 2010	C$1.58	1,494,600	298,920
February 6, 2011	C$4.25	300,000

		7,413,000	3,020,280

On February 8, 2005, the Company issued 300,000 share purchase options to a director of the Company with an exercise price equal of C$1.26. These share purchase options vest in tranches of 20% every six months with the

Peru Copper Inc.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
March 31, 2006

Unaudited
(expressed in U.S. dollars)
first tranch vesting on August 8, 2005. All of these options will expire on February 8, 2010. The Company estimated the fair value of these options to be $190,615.

On May 5, 2005, the Company issued 1,600,400 share purchase options to an employee, consultants and directors of the Company with an exercise price of C$1.58. These share purchase options vest in tranches of 20% every six months with the first tranch vesting on November 5, 2005. All of these options will expire on May 5, 2010. The Company estimated the fair value of these options to be $1,286,277. Of these options, 85,800 have been cancelled.

On February 6, 2006, the Company issued 300,000 share purchase options to a director of the Company with an exercise price of C$4.25. These share purchase options vest in tranches of 20% every six months with the first tranch vesting on August 6, 2006. All of these options will expire on February 6, 2011. The Company estimated the fair value of these options to be $710,604.

The fair values of the options granted during the three months ended March 31, 2006 were estimated using the Black-Scholes options pricing method with the following assumptions:

Three Months Ended
March 31, 2006
Risk-free interest rate	4.127%
Expected dividend yield	—
Expected stock price volatility	75%
Expected option life in years	5
A stock-based compensation expense will be recorded over the vesting period of the share purchase options granted. During the period ended March 31, 2006, a compensation expense of $627,096 was recorded. Of this amount $489,570 was an operating expense in the period and $137,526 was capitalized to exploration properties.

Agent options

As at March 31, 2006, 130,893 agent options were outstanding with an exercisable price of $1.40 and expiring on March 18, 2007.

Peru Copper Inc.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
March 31, 2006
Unaudited
(expressed in U.S. dollars)
8	Income taxes

As of December 31, 2005, the Company has incurred non-capital losses for Canadian tax purposes of approximately C$10,623,000, which may be carried forward and used to reduce taxable income. These losses expire as follows:

$
2014	5,528,000
2015	5,095,000

Total	10,623,000

The potential future tax benefits of these losses amounting to approximately $3,824,000 have been reduced to $nil by a valuation allowance.

There are no significant unrecognized income tax assets or temporary differences in the Company’s subsidiaries.

9	Commitments

The employment agreement for the Company’s CEO provides for a base salary of $144,000 per annum, to be reviewed annually, plus bonus and benefits as determined, from time to time, by the board of directors and the compensation committee, respectively, as applicable. The CEO is entitled to a severance of 36 months’ base salary to be paid on termination of employment without cause.

The employment agreement for the Company’s CFO provides for a base salary of $141,000 per annum, to be reviewed annually, plus bonus and benefits as determined, from time to time, by the board of directors and the compensation committee, respectively, as applicable. The CFO is entitled to a severance of 36 months’ base salary to be paid on termination of employment without cause.

Mineral property commitments are described in note 3, 4 and 5.

Peru Copper Inc.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
March 31, 2006
Unaudited
(expressed in U.S. dollars)
10	Segmented information

The Company has one operating segment, which is mineral exploration. Assets by geographic segment are as follows:

	March 31,	December 31,
	2006	2005
	$	$
Canada	62,850,342	24,841,625
Peru	39,926,519	35,665,457

	102,776,861	60,507,082

All of the Company’s interest income is earned in Canada and all of its administrative expenses are incurred on behalf of its operations in Canada.